September 19, 2024

Julianna Balicka
Chief Financial Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard
Suite 1400
Los Angeles, CA 90010

        Re: Hope Bancorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 000-50245
Dear Julianna Balicka:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1. Business
Lending Activities, page 4

1. We note your disclosure on page 48 that commercial real estate loans comprised 64% of your total loan portfolio as of December 31, 2023 and cover a broad array of commercial real estate segments including retail, industrial, multi-family, gas stations & car washes, mixed-use facilities, hotels/motels, office and other. Please revise your disclosure, in future filings, to disaggregate the composition of these loans into owner occupied and non-owner occupied and quantify amounts relating to each borrower type, as well as other characteristics (e.g., current weighted average and/or range of loan-to-value ratios,
       occupancy rates, etc.) material to an investor   s understanding of
these loans. In this
       regard, we note that you present some of this information on slide 7 of your fourth quarter of 2023 earnings deck furnished as Exhibit 99.2 of the Form 8-K filed on January 30,
       2024.
 September 19, 2024
Page 2
2. We note that your CRE portfolio is diversified across various geographic markets in
       California, New York, Texas, New Jersey, Washington, Illinois and other states. Please revise your disclosures, in future filings, to disaggregate and quantify the balance and composition of your CRE portfolio in the various geographic markets and submarkets. In this regard, we note that you present some of this information on slide 8 of your fourth quarter of 2023 earnings deck furnished as Exhibit 99.2 of the Form 8-K filed on January
       30, 2024.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Sensitivity, page 63

3. Please revise your disclosures, in future filings, to provide a description of what the 12-
       month ramp scenario is and include details of the base interest rate scenarios used, as well as the assumptions used for early withdrawals/deposit attrition, and changes to loan prepayment speeds. Also discuss the period over period changes in your assumptions, as well as the reasons for such changes. For example, disclose why your simulation reflects noninterest bearing deposit migration into interest bearing deposits for one period but doesn't for another.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
("MD&A")
Provision for Credit Losses, page 65

4. We note your discussion of changes in the provision for credit losses for both the three and six months ended June 30, 2024 compared to June 30, 2023. We also note your disclosure on page 20 that the provision (credit) for credit losses on loans includes offsetting impacts and activities relating to CRE, C&I and Residential Mortgage Loans.
       Please revise your disclosure, in future filings, to quantify and discuss the offsetting impacts and trends associated with the provision (credit) for credit losses for these loan categories when comparing period-over-period changes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance